1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew Carter Partner matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

July 31, 2025

Via EDGAR

Kenneth Ellington, Staff Accountant

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street N.E.
Washington DC 20549

Re:	WhiteHorse Finance, Inc. (File No. 814-00967)

Dear Mr. Ellington:

On behalf of WhiteHorse Finance, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation on June 24, 2025 between Mr. Kenneth Ellington of the Staff and Matthew Carter of Dechert LLP, outside counsel to the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 814-00967), filed with the SEC on March 7, 2025 (the “Form 10-K”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company.

1.	Comment: Going forward, please disclose the percentage of portfolio companies that are paying PIK and the percentage of portfolio companies that being restructured in the MD&A.

Response: The Company acknowledges the Staff’s comment and respectfully submits that its current MD&A disclosure already provides appropriate information regarding PIK income from portfolio companies. Specifically, the Company notes that the current MD&A disclosure lists “PIK income” as a separate line item when summarizing and disaggregating its investment income components for the applicable periods and also provides narrative disclosure regarding material changes in PIK income from period to period. The Company undertakes to disclose in the MD&A the number of portfolio companies that were restructured during the applicable period covered by the MD&A.

July 31, 2025 Page 2

2.	Comment: Please disclose the amount of income generated that is non-recurring in the MD&A.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

3.	Comment: Please include the full name and class of each money market fund held by the Company in the Schedule of Investments.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

4.	Comment: Please include more specificity as it relates to the description of SOFR (i.e. one-month, three-month, six-month, etc.) in the Schedule of Investments.

Response: The Company undertakes to include the requested disclosure in future SEC filings.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Thomas Friedmann at (617) 728-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Stuart Aronson, WhiteHorse Finance, Inc.

Joyson Thomas, WhiteHorse Finance, Inc.

Thomas J. Friedmann, Dechert LLP